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April 15, 2009
VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549
Attention:	Perry J. Hindin, Special Counsel
Nandini Acharya

Re:	Biogen Idec Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 1, 2009
File No. 000-19311
Dear Mr. Hindin and Ms. Acharya:
     On behalf of Biogen Idec Inc., (the “Company”), I am writing in response to the comments contained in your letter dated April 10, 2009 (the “Letter”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed on April 1, 2009. The responses set forth below are keyed to the numbering of the comments and the headings used in the Letter.
Schedule 14A
General
1.	We note your disclosure that a security holder may change their vote by re-voting by telephone or by Internet or by submitting a white proxy card with a later date. Revise to clarify that a later-dated proxy card submitted to the Icahn Entities would also revoke a prior proxy granted to the Company.
Response: We respectfully note the Staff’s comment and have provided additional disclosure in the Preliminary Proxy Statement.
(Please refer to page 3, paragraph 4, of the marked document.)
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Securities and Exchange Commission
Mr. Hindin and Ms. Acharya
April 15, 2009

2.	We note your recommendation to security holders to vote against the nominees presented by the Icahn Entities. Please revise the proxy statement to explain the reason and basis for your recommendation and the reasons security holders should vote for your board nominees.
Response: We respectfully note the Staff’s comment. The Company has included information responsive to the requirements of Schedule 14A in the Preliminary Proxy Statement, including information regarding the board’s nominees and their qualifications and business experience and regarding the careful nomination process by which they were identified and nominated by the board. We believe that this disclosure regarding the Company’s nominees and nomination process is itself explanatory of the reason and basis for the board’s recommendation and the reasons security holders should vote for the Company’s nominees over the Icahn nominees. In addition, we have provided additional disclosure in the Preliminary Proxy Statement.
(Please refer to page 6, paragraph 4, of the marked document.)
Proposal 1 — Election of Directors, page 6
3.	We note that if any of the nominees should decline or be unable to serve as director, the shares represented by your proxy card will be voted for the election of such other persons as the board of directors may recommend. Please revise to address whether any applicable advance notice provisions affect your ability to designate alternate nominees. Please note that we consider the existence of alternate nominees to be material to a security holder’s voting decision. Please advise us as to why you believe you are permitted to use these proxies for the election of unnamed nominees to be designated by you at a later date. Refer to Rule 14a-4(d)(1).
Response: We respectfully note the Staff’s comment. In the unlikely event that any of the Company’s current nominees is unable to serve or for good cause will not serve, the Board would not be subject to the advance notice provisions of the Company’s bylaws that require stockholders to provide timely notice of director nominations. In that circumstance, however, the Company would, if and as necessary to comply with applicable law, amend its notice of meeting, re-notify security holders of the alternate nominee, disclose such fact and the underlying circumstances and either postpone or adjourn the meeting in order to allow security holders an appropriate period of time to consider the new nominee.

Securities and Exchange Commission
Mr. Hindin and Ms. Acharya
April 15, 2009

In addition to Rule 14a-4(d)(1), to which the Staff refers, we note Rule 14a-4(c)(5), which provides that a “proxy may confer discretionary authority to vote” for the “election of any person to any office for which a bona fide nominee is named in the proxy statement and such nominee is unable to serve or for good cause will not serve.” Accordingly, absent a subsequent revocation of any previously delivered proxy, the designated proxy holders would be permitted to exercise any previously delivered proxy in order to vote for such alternate nominee.
We have provided additional disclosure in the Preliminary Proxy Statement.
(Please refer to page 6, paragraph 3, of the marked document.)
4.	Disclose Dr. Papadopoulos’ business experience from his retirement in August 2006 until he was appointed to his current position.
Response: We respectfully note the Staff’s comment and have revised the referenced language in the Preliminary Proxy Statement.
(Please refer to page 9, paragraphs 1-3, of the marked document.)
5.	Disclose, if true, that Ms. Leaming has served as an independent consultant since June 2005 or revise.
Response: We respectfully note the Staff’s comment and have revised the referenced language in the Preliminary Proxy Statement.
(Please refer to page 8, paragraph 1, of the marked document.)
Proposal 4 — The Icahn Bylaw Proposal, page 19
6.	Revise your disclosure to include a discussion of both the positive and negative potential effects on existing security holders of the company.
Response: We respectfully note the Staff’s comment. The Company does not believe that an approval of the Icahn Bylaw Proposal would have positive potential effects on the existing security holders. In accordance with the requirements of Schedule 14A, the Company has accurately summarized the Icahn Bylaw Proposal and the Company’s reasons and basis for its recommendation that security holders should vote against the Icahn Bylaw Proposal. The Company expects that security holders will read the Icahn Entities’ proxy statement in order to gain an understanding of the reasons and bases

Securities and Exchange Commission
Mr. Hindin and Ms. Acharya
April 15, 2009

underlying the Icahn Entities’ determination to make this proposal. Nonetheless, we have provided additional disclosure in the Preliminary Proxy Statement.
(Please refer to page 19, paragraph 3, of the marked document.)
Manner and Cost of Proxy Solicitation, page 52
7.	We note that you intend to solicit proxies via mail, personally, or by telephone or other electronic means. Please confirm whether you intend to solicit proxies via the Internet. If so, please tell us whether the company plans to solicit proxies via internet chat rooms, and if so, tell us which websites you plan to utilize.
Response: We respectfully note the Staff’s comment and hereby confirm that, other than posting materials that may be deemed to be “written soliciting materials” on its web site or e-mailing selected materials that may be deemed to be “written soliciting materials” to certain security holders and, in each case, filing all such materials under the cover of Schedule 14A in compliance with the applicable rules governing such written soliciting materials, the Company does not intend to solicit proxies via the Internet, including via Internet chat rooms.
8.	Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.
Response: We respectfully note the Staff’s comment and hereby confirm that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, have been and will continue to be filed under the cover of Schedule 14A on the date of first use, as required by the applicable rules governing written soliciting materials.
9.	Please revise to fill in the blanks on page 52 regarding total expenditures and expenses incurred to date.
Response: We respectfully note the Staff’s comment and have revised the referenced language in the Preliminary Proxy Statement.
(Please refer to page 52, paragraph 6, of the marked document.)

Securities and Exchange Commission
Mr. Hindin and Ms. Acharya
April 15, 2009

Appendix B: Information Concerning Participants in the Company’s Solicitation of Proxies
10.	With respect to your disclosure in the section “Miscellaneous Information Regarding the Participants,” please tell us why you need to qualify your disclosure “to [your] knowledge.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.
Response: We respectfully note the Staff’s comment and hereby advise the Staff that the Company has conducted a due inquiry of all participants to obtain the disclosed information with respect to their transactions in the Company’s securities and, where possible, has independently verified such information. Where independent verification is not possible, the Company has relied on the information provided by the participants. Although the Company has no reason to believe any of the information provided in the disclosure is incorrect, the Company has qualified its disclosure due to the fact that it is based on this third-party information. In addition, we have provided additional disclosure with respect to the Company’s due inquiry in the revised Preliminary Proxy Statement.
(Please refer to page B-9, paragraph 1, of the marked document.)
     Pursuant to your request, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact the undersigned at (212) 848-4204 if we can be of further assistance. We thank you in advance for your customary courtesies.

Very truly yours,
/s/ Stephen G. Vander Stoep

Stephen G. Vander Stoep, Esq. Shearman & Sterling LLP

cc:	Aras Lapinskas, Esq., Associate General Counsel, Biogen Idec Inc. Peter D. Lyons, Esq., Shearman & Sterling LLP Eliza W. Swann, Esq., Shearman & Sterling LLP